File No. 333-30337
                                                           CIK #896368

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   To
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:           Insured Municipals Income Trust
                                  222nd Insured Multi-Series

B. Name of Depositor:             Van Kampen American Capital
                                  Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                  One Parkview Plaza
                                  Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler             Van Kampen American Capital
                                  Distributors, Inc.
   Attention:  Mark J. Kneedy     Attention:  Don G. Powell, Chairman
   111 W. Monroe Street           One Parkview Plaza
   Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered:
                                  13,911* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**):
                                  $14,189,220

G. Amount of filing fee, computed at one thirty-third of 1 percent of proposed maximum aggregate offering price to the public:
                                  $4,299.76  ($309.09 previously paid)

H. Approximate date of proposed sale to the public:

         As Soon As Practicable After The Effective Date Of The
                         Registration Statement

/ X :/ Check box if it is proposed that this filing will become effective on August 14, 1997 at 2:00 P.M. pursuant to Rule 487.


* 9,274 Units registered for primary distribution.
  4,637 Units registered for resale by Depositor of Units previously sold in primary distribution.
** Estimated solely for the purpose of calculating the registration fee.




                    Insured Municipals Income Trust,

                       222nd Insured Multi-Series

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                         Heading in Prospectus

                I.  Organization and General Information

1. (a)  Name of trust                  )
   (b)  Title of securities issued     ) Prospectus Part I Front Cover Page

2. Name and address of Depositor       ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

3. Name and address of Trustee         ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

4. Name and address of principal       ) Part I-Other Matters-Underwriting
     underwriter                       )

5. Organization of trust               ) Part II-Introduction

6. Execution and termination of        ) Part II-Introduction
     Trust Indenture and Agreement     ) Part II-Trust Administration

7. Changes of Name                     ) *

8. Fiscal year                         ) *

9. Material Litigation                 ) *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding      ) Part II-Introduction
      trust's securities and rights    ) Part II-Unitholder Explanations
      of security holders              ) Part II-Trust Administration

11. Type of securities comprising      ) Part II-Introduction
      units                            ) Part I-Trust Information
                                       ) Part I-Portfolios

12. Certain information regarding      ) *
      periodic payment certificates    )

13. (a)  Load, fees, charges and       ) Part II-Introduction
      expenses                         ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part I-Trust Information
                                       ) Part II-Trust Administration

    (b)  Certain information regard-   ) *
           ing periodic payment plan   )
           certificates                )

    (c)  Certain percentages           ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations

    (d)  Certain other fees,           ) Part II-Unitholder Explanations
           expenses or charges         ) Part II-Trust Administration
           payable by holders          )

    (e)  Certain profits to be         ) Part II-Unitholder Explanations
           received by depositor,      ) Part I-Other Matters-Underwriting
           principal underwriter,      ) Part I-Notes to Portfolios
           trustee or affiliated       )
           persons                     )

    (f)  Ratio of annual charges       ) *
           to income                   )

14. Issuance of trust's securities     ) Part II-Unitholder Explanations

15. Receipt and handling of payments   ) *
      from purchasers                  )

16. Acquisition and disposition of     ) Part II-Introduction
      underlying securities            ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

17. Withdrawal or redemption           ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

18. (a)  Receipt and disposition       ) Part II-Introduction
      of income                        ) Part II-Unitholder Explanations

    (b)  Reinvestment of distribu-     ) *
           tions                       )

    (c)  Reserves or special funds     ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (d)  Schedule of distributions     ) *

19. Records, accounts and reports      ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

20. Certain miscellaneous provisions   ) Part II-Trust Administration
      of Trust Agreement               )

21. Loans to security holders          ) *

22. Limitations on liability           ) Part I-Portfolios
                                       ) Part II-Trust Administration

23. Bonding arrangements               ) *

24. Other material provisions of       ) *
      trust indenture or agreement     )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor          ) Part II-Trust Administration

26. Fees received by Depositor         ) Part II-Trust Administration

27. Business of Depositor              ) Part II-Trust Administration

28. Certain information as to          )
      officials and affiliated         ) *
      persons of Depositor             )

29. Companies owning securities of     ) *
      Depositor                        )

30. Controlling persons of Depositor   ) *

31. Compensation of Directors          ) *

32. Compensation of Directors          ) *

33. Compensation of Employees          ) *

34. Compensation to other persons      ) Part II-Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's            ) Part II-Introduction
      securities by states             )
Part II-Settlement of Bonds in the Trusts

36. Suspension of sales of trust's     ) *
      securities                       )

37. Revocation of authority to         ) *
      distribute                       )

38. (a)  Method of distribution        )

    (b)  Underwriting agreements       ) Part II-Unitholder Explanations

    (c)  Selling agreements            )

39. (a)  Organization of principal     )
           underwriter                 )
                                       ) Part II-Trust Administration
    (b)  N.A.S.D. membership by        )
           principal underwriter       )

40. Certain fees received by           ) *
      principal underwriter            )

41. (a)  Business of principal         ) Part II-Trust Administration
      underwriter                      )

    (b)  Branch offices of principal   ) *
      underwriter                      )

    (c)  Salesmen of principal         ) *
      underwriter                      )

42. Ownership of securities of the     ) *
      trust                            )

43. Certain brokerage commissions      )
      received by principal            ) *
      underwriter                      )

44. (a)  Method of valuation           ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to offering       ) *
           price                       )

    (c)  Variation in offering price   ) Part II-Unitholder Explanations
           to certain persons          )

45. Suspension of redemption rights    ) *

46. (a)  Redemption valuation          ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to redemption     ) *
      price                            )

47. Purchase and sale of interests     ) Part II-Unitholder Explanations
      in underlying securities         ) Part II-Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     ) Part II-Trust Administration
      trustee                          )

49. Fees and expenses of trustee       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

50. Trustee's lien                     ) Part II-Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       ) *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-    )
           ment with respect to        )
           replacement or elimi-       ) Part II-Trust Administration
           nation of portfolio         )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   ) *
           securities                  )

    (c)  Policy regarding substitu-    ) Part II-Trust Administration
           tion or elimination of      )
           underlying securities       )

    (d)  Fundamental policy not        ) *
           otherwise covered           )

53. Tax Status of trust                ) Part I-Trust Information
                                       ) Part II-Federal Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during          ) *
      last ten years                   )

55.                                    )
                                       )

56. Certain information regarding      ) *
                                       )

57. Periodic payment certificates      )

58.                                    )

59. Financial statements (Instruc-     ) Part I-Other Matters
      tions 1(c) to Form S-6)          )

__________________________________
* Inapplicable, omitted, answer negative or not required


August 14, 1997

Van Kampen American Capital

Prospectus Part I

Insured Municipals Income Trust, 222nd Insured Multi-Series

Minnesota IM-IT 61    New Jersey IM-IT 120    Tennessee IM-IT 40


This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.


The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of three underlying separate unit investment trusts designated as Minnesota Insured Municipals Income Trust, Series 61 (the "Minnesota IM-IT Trust"
), New Jersey Insured Municipals Income Trust, Series 120 (the "New Jersey IM-IT Trust" ) and Tennessee Insured Municipals Income Trust, Series 40
(the "Tennessee IM-IT Trust" ). The various trusts are collectively referred to herein as the "Trusts" , the "State Trusts" or the "Insured Trusts." Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "
Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


INSURED MUNICIPALS INCOME TRUST,
222nd Insured Multi-Series
At the Close of Business on the day before the Date of Deposit: August 13, 1997

Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of an affiliate of the Sponsor)
Trustee:      The Bank of New York

                                                                                        Minnesota     New Jersey    Tennessee
GENERAL INFORMATION                                                                     IM-IT Trust   IM-IT Trust   IM-IT Trust
                                                                                        ------------- ------------- -------------
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,100,000 $   3,000,000 $   3,000,000
Number of Units........................................................................         3,166         3,068         3,040
Fractional Undivided Interest in the Trust per Unit....................................       1/3,166       1/3,068       1/3,040
Principal Amount (Par Value) of Securities per Unit.................................... $      979.15 $      977.84 $      986.84
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   3,010,882 $   2,917,682 $   2,891,053
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F2>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F3>......................................................... $      943.78 $      943.79 $      943.79
Secondary Market Repurchase Price per Unit <F3>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.22 $       56.21 $       56.21
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.22 $        7.21 $        7.21
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     620,000 $     600,000 $     600,000


First Settlement Date................August 19, 1997
Evaluator's Annual Supervisory Fee...Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....$0.30 per $1,000 principal amount of Bonds
Evaluation Time......................4:00 p.m. Eastern Time

----------

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and as a percentage of the aggregate offering price of the Securities are set forth under "Unitholder Explanations--Public
Offering--General" in Part II of this Prospectus.

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Unitholder Explanations--Public Offering--Market for Units" in Part II of this
Prospectus.


MINNESOTA IM-IT TRUST

--------------------------------------------------------------------------
General. The Minnesota IM-IT Trust consists of 8 issues of Securities. Three of the Bonds in the Minnesota IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Minnesota IM-IT Trust) as follows: General Obligation, 3 (33%); Health Care, 2 (32%); Retail Electric/Gas/Telephone, 2 (32%) and Wholesale Electric,
1 (3%).   No Bond issue has received a provisional rating.

Risk Factors. In the early 1980s, the State of Minnesota experienced financial difficulties due to a downturn in the State's economy resulting from the national recession. In recent years, Minnesota has ranked as one of the top five states in production for dairy products, soy beans, hogs, corn, turkeys, sugar beets, barley, hay, sweet corn, oats, green peas, and sunflowers. In 1994, Minnesota ranked first in the nation in cash receipts for sugar beets. Total cash receipts in 1994 were $6.522 billion, with dairy products and soy beans contributing 18.3% and 15.6%, respectively.

Between 1985 and 1994, more than 435,000 jobs were added in Minnesota, resulting in employment growth of 24.1% compared to the national average of 16.9%. The four fastest growing industries in Minnesota were: services; manufacturing; finance, insurance and real estate (FIRE); and transportation, communications and public utilities (TCPU).

Employment growth in Minnesota continues to outpace the U.S. economy in fiscal year 1996. Payroll employment grew by 2.3%, significantly above the U.S. growth of 2.0%. Between November 1995 and November 1996, Minnesota added 54,800 jobs, growing at a rate of 2.3% for total nonfarm wage and salary employment. This brings the total number of nonfarm jobs in the state to 2,470,800. In the last year, the services division accounted for almost 38% of the growth and trade made up another 25%. From November 1995 to November 1996, the services sector grew 3.2%, or 20,700 jobs, the largest percentage increase of any industry division in the state. Manufacturing added 2,700 jobs, a .6% increase. FIRE gained 2,900 jobs for a growth rate of 2.1%. TCPU increased by 2.7%, or 3,200 jobs.

The annual unemployment rate in Minnesota has been below the U.S. and Midwest rates every year since 1985. In 1995 and 1996, the Minnesota unemployment rate was 3.7% and 3.6%, respectively, compared to rates of 5.6% and 5.4%, respectively, for the nation.

In 1995, per capita personal income in Minnesota was $23,271, exceeding the national average by 3%. In 1996, Minnesota's per capita personal income rose to $24,498, an increase of 5.3% from 1995. The U.S. increase for 1996 is predicted at 4.7%.

Total personal income in the state, however, grew more slowly than in the rest of the nation. Total wage and salary disbursements in the state, which account for about two-thirds of personal income, grew at a 4.9% rate in fiscal year 1996, noticeably slower than the U.S. wide growth rate of 6.2%. Much of this difference is attributed to increases in the number of hours worked by part time employees. During the past year, economic conditions in Minnesota have been such that part time workers are already working all of the hours they desire.

The Minnesota economy is expected to track the national economy during fiscal year 1997. Growth rates for personal income in Minnesota and nationally are projected to be identical. Job growth in Minnesota is forecast to be only slightly stronger than that for the entire U.S., while total wage and salary disbursements are expected to lag slightly, reflecting the belief that part time workers elsewhere in the nation will continue to add hours at a faster rate than those in Minnesota. The 1996 farm bill will add to farm income in the state in both 1996 and 1997.

Minnesota's fiscal period is a biennium. General Fund revenues and transfers-in totaled $9.619 billion for fiscal year 1996, up 9% from those for fiscal year 1995. Actual total resources were $10.421 billion. General Fund expenditures and transfers-out for the year totaled $9.638 billion, an increase of 11.7% from the previous year. Of this amount, $6.749 billion (70%) is in the form of grants and subsidies to local governments, individuals and non-profit organizations.

Total net revenue for the General Fund for the fiscal year ending June 30, 1996 was $9.617 billion. Of this amount, approximately 43% or $4.135 billion was from individual income taxes, 30.1% or $2.897 billion was from sales tax, and 7.3% or $702 million was from corporate income tax. Total General Fund expenditures for fiscal year 1996 were $8.554 billion.

The budgetary fund balance for the General Fund at the end of fiscal year 1996 was $1.357 billion, and the undesignated fund balance was $506 million, a $47.9 million increase from fiscal year 1995. A budgetary reserve of $570 million was provided for in fiscal year 1996, compared to $500 million in 1995.

Total net revenue for the Special Revenue Fund for the fiscal year ending June 30, 1996 was $1.553 billion. Total expenditures for this fund were $1.026 billion. The budgetary fund balance for the Special Revenue Fund at the end of fiscal year 1996 was $379.2 million, with the undesignated fund balance at $298.7 million.

Estimated General Fund revenues for the 1996-97 fiscal year are $19,089 million. Total resources are forecast at $20.110 billion. General Fund expenditures and transfers for fiscal year 1996-97 are predicted at $18,811 million, leaving an estimated budgetary balance of $502 million.

Total expenditures for the 1996-97 biennium are predicted at $29,801 million. Of this amount, $18,080 million is from the general fund, $10,127 are from the special revenue funds, and $563 million is from the Debt Service Fund.

National economic growth for the remainder of the decade is predicted to generate a corresponding growth in state revenues without increasing tax rates. Minnesota's revenues are expected to grow by $1.4 billion, 7.4% in the 1998-99 biennium, and 8.1% in the following biennium. Since the state forecast is based on a strong 2.4% annual growth rate, a return to a more moderate rate of growth, similar to the 2.0% growth rate in 1995, would materially reduce forecast revenues.

Spending for fiscal years 1998 and 1999 is estimated at 3.3% and 2.3%, respectively, both below Minnesota's projected personal income growth rates of 4.9% and 4.7% for the same periods.

The 1998-99 General Fund beginning balance is estimated at $1.299 billion. The Governor recommended General Fund revenues for the 1998-99 biennium of $19.99 billion, a 4.7% increase from the previous biennium. The Governor also recommended total expenditures and transfers for the 1998-99 biennium of $20.344 billion, an 8.2% increase from the 1996-97 biennium. The budgetary balance of $3 million at the end of the 1998-99 biennium is $499 million less than the previous biennium.

The State's budget reserve for the 1998-99 biennium is doubled to $522 million (an increase from $261 million in fiscal year 1997) or 5% of fiscal year 1999 spending to protect against economic uncertainty.

The November 1996 forecast shows total resources for the 1998-99 biennium at $21.804 billion, total expenditures and transfers at $19.568 billion, and a budgetary balance of $1.439 billion.

The state issued $439.6 million of new general obligation bonds, and $170.6 million of general obligation bonds were redeemed during 1996, leaving an outstanding balance of $2.2 billion. General obligation bonds authorized but unissued as of June 30, 1996 were $1.101 billion.

Minnesota Statutes, Section 16A.641 provides for an annual appropriation for transfer to the Debt Service Fund. The amount of the appropriation is to be such that, when combined with the balance on hand in the Debt Service Fund on December 1 of each year for state bonds, it will be sufficient to pay all general obligation bond principal and interest due and to become due through July 1 in the second ensuing year. If the amount appropriated is insufficient when combined with the balance on hand in the Debt Service Fund, the state constitution requires the state auditor to levy a statewide property tax to cover the deficiency. No such property tax has been levied since 1969 when the law was enacted requiring the appropriation. In fiscal year 1996, total operating transfers to the Debt Service Fund were $277.522 million.

The Governor's budget recommends a General Fund appropriation of $545.6 million for fiscal year 1998-99 for debt service on bonds sold for existing authorizations, bonds authorized but unissued, and new bonds anticipated to be authorized in the 1998 legislative session. This amount represents 2.8% of total general fund spending. The Governor also proposed $16.6 million be appropriated to pay remaining state claims from the Cambridge Bank Litigation judgment, rather than issuing additional revenue bonds for this purpose.

In May 1996, Moody's Investor Services upgraded Minnesota's general obligation bond rating to Aaa. S&P's current rating is AA+, and Fitch's rates Minnesota bonds at AAA.

Litigation. In September 1995, in Minneapolis Branch of the NAACP v. State of Minnesota, plaintiffs filed suit claiming that the segregation of minority and poor students in the Minneapolis public schools has deprived the students of an adequate education in violations of the Minnesota Constitution. It is impossible at this point to estimate the State's exposure in this case especially since the plaintiffs have not articulated what relief they are seeking. While the complaint does not request monetary damages, it does request injunctive relief that could force the State to spend over $10 million for additional funding of various items for the Minneapolis schools, and increased busing expenses. District court proceedings continue.

In Minnesota Home Health Care Association v. Gomez, plaintiffs have sued the Department of Human Services ("DHS" ) for declaratory and injunctive relief claiming that DHS violated federal law by failing to determine payment rates for home health care service providers which are consistent with efficiency, economy, and quality of care, and which provide adequate patient access. The potential loss to the State is estimated at $20 million and may impact the Accounting General Fund. The State prevailed in District Court. The case is on appeal to the Eighth Circuit Court of Appeals.

In PepsiCo, et al. v. Commissioner of Revenue, twelve corporate taxpayers claim unconstitutional treatment under certain provisions of Minnesota tax law. The Department of Revenue has not determined the potential refund liability should the plaintiffs prevail; however, the aggregate refunds to all similarly-situated taxpayers could exceed $10 million.

In Rural American Bank - Ada f/k/a First Bank of Ada, et al. v. Commissioner of Revenue, filed in Ramsey County District Court, taxpayers claim they are entitled to refunds pursuant to the Court's decision in Cambridge State Bank, in which the Court struck down a provision of the franchise tax law which taxed interest income from federal obligations. The complaint and alternative writ of mandamus seek to require the Commissioner to pay refunds to 130 banks who were not parties to the Cambridge and Cambridge-related cases. The Commissioner denies any liability, but it is possible that the State could be ordered to pay in excess of $10 million dollars.

Tax Status. For a discussion of the Federal tax status of income earned on Minnesota IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

We understand that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities (the "Minnesota Bonds" ) and bonds issued by possessions of the United States, including bonds issued by Puerto Rico authorities (the "Possession Bonds" and, with the Minnesota Bonds, the "Bonds" ) which would be exempt from federal and Minnesota income taxation when paid directly to an individual, trust or estate, (ii) gain on the disposition of such Bonds, and (iii) proceeds paid under certain insurance policies issued to the Trustee or to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from the income tax imposed by Minnesota that is applicable to individuals, trusts and estates (the "Minnesota Income Tax" ). It should be noted that interest on the Minnesota Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions; no opinion is expressed with respect to the treatment of interest on the Possession Bonds for purposes of such taxes. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the Minnesota Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the Minnesota Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Minnesota Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith.

Although Minnesota state law provides that interest on Minnesota bonds is exempt from Minnesota state income taxation, the Minnesota state legislature has enacted a statement of intent that interest on Minnesota bonds should be subject to Minnesota state income taxation if it is judicially determined that the exemption discriminates against interstate commerce, effective for the
calendar year in which such a decision becomes final.   It cannot be predicted
whether a court would render such a decision or whether, as a result thereof, interest on Minnesota bonds and therefore distributions by the Minnesota Trust would become subject to Minnesota state income taxation.

In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above:

(1)The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes;

(2)Income on the Bonds excludable from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust and which would be excludable from Minnesota taxable income for purposes of the Minnesota Income Tax if received directly by a Unitholder will be excludable from Minnesota taxable income for purposes of the Minnesota Income Tax when received by the Minnesota Trust and distributed to such Unitholder;

(3)To the extent that interest on certain Bonds (except with respect to Possession Bonds, as to which no opinion is expressed), if any, is includible in the computation of "alternative minimum taxable income" for federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts;

(4)Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes;

(5)Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;

(6)Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds or the Trustee which represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible from Minnesota net income if paid in the normal course by the issuer of the defaulted obligation provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and

(7)To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any Possession Bonds is excludible from gross income for federal income tax purposes and is exempt from state and local taxation pursuant to federal law when received by the Minnesota Trust, such interest will not be subject to the Minnesota Income Tax when distributed by the Minnesota Trust and received by the Unitholders. As noted above, we have expressed no opinion as to the treatment of interest on the Possession Bonds for purposes of the Minnesota Corporate Franchise Tax or the Alternative Minimum Tax or whether it is a factor in the computation of the Minimum Fee applicable to financial institutions. Although a federal statute currently provides that bonds issued by the Government of Puerto Rico, or by its authority, are exempt from all state and local taxation, the Supreme Court of Minnesota has held that interest earned on bonds issued by the Government of Puerto Rico may be included in taxable net income for purposes of computing the Minnesota bank excise tax. The State of Minnesota could apply the same reasoning in determining whether interest on the Possession Bonds is subject to the taxes listed above on which we express no opinion.

We have not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder. Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Minnesota law. Ownership of the Units may result in collateral Minnesota tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

Per Unit Information:                                                         Semi-
                                                                 Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     50.20  $    50.20
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.50  $     2.10
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     47.70  $    48.10
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     47.70  $    48.10
 Divided by 12 and 2, respectively............................. $      3.97  $    24.05
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13250  $   .13362
Estimated Current Return Based on Public Offering Price <F2>...        4.77%       4.81%
Estimated Long-Term Return <F2>................................        4.76%       4.80%
Estimated Initial Monthly Distribution (September 1997)........ $      2.78
Estimated Initial Semi-annual Distribution (January 1998)......              $    18.83
Estimated Normal Distribution per Unit <F2>.................... $      3.97  $    24.05

Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Minnesota IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July

----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,581. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,821.

MINNESOTA INSURED MUNICIPALS INCOME TRUST SERIES 61
(222ND INSURED MULTI-SERIES)
PORTFOLIO As of August 14, 1997

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Minnesota
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT Trust
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>  Feature<F3>        <F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     500,000 Minnesota Agricultural and Economic Development Board,
              Healthcare System Revenue Bonds (Fairview Hospital) Series A                  2007 @ 102
              (MBIA Insured)  #5.50% Due 11/15/2017.........................            AAA 2013 @ 100 S.F.    $     506,890
      500,000 St. Peter, Minnesota, Electric Utility Revenue Bonds, Series                  2006 @ 100
              B  (FSA Insured)  #5.35% Due 2/1/2018.........................           Aaa* 2016 @ 100 S.F.          502,500
      250,000 Independent School District 911, Cambridge-Isanti, Minnesota,
              General Obligation School District Building Bonds, Series
              1997A (MBIA Insured)  #5.25% Due 4/1/2018.....................            AAA 2007 @ 100               249,678
      250,000 Columbia Heights, Minnesota, Independent School District No.
              13, General Obligation School Building Bonds, Series 1997                     2007 @ 100
              (FSA Insured)  #5.375% Due 2/1/2019...........................            AAA 2018 @ 100 S.F.          251,700
      100,000 Southern Minnesota Municipal Power Agency, Power Supply
              System Revenue Bonds, Series 1994A (MBIA Insured)  #0.00% Due
              1/1/2020......................................................            AAA                           29,809<F6>
      500,000 St. Cloud, Minnesota, Hospital Facilities Revenue Refunding
              Bonds (St. Cloud Hospital Issue) Series B (AMBAC  Indemnity                   2006 @ 101
              Insured)  #5.00% Due 7/1/2020.................................            AAA 2016 @ 100 S.F.          478,285
      500,000 McIntosh, Minnesota, Independent School District No. 2609,                    2007 @ 100
              General Obligation Bonds (FSA Insured)  #5.25% Due 2/1/2022...            AAA 2018 @ 100 S.F.          496,510
      500,000 Puerto Rico Electric Power Authority, Power Revenue Bonds,                    2007 @ 101.50
              Series AA (MBIA Insured)  #5.375% Due 7/1/2027................            AAA 2024 @ 100 S.F.          495,510

$   3,100,000                                                                                                  $   3,010,882
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

NEW JERSEY IM-IT TRUST

--------------------------------------------------------------------------
General. The New Jersey IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the New Jersey IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New Jersey IM-IT Trust) as follows: General Purpose, 2 (33%); Transportation, 2 (33%); Water and Sewer, 1 (17%); General Obligation, 1 (7%); Higher Education, 1 (7%) and Health Care, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. As described above, the New Jersey IM-IT Trust consists of a portfolio of Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State" ) and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,071 people per square mile, it is the most densely populated of all the states. The state's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1995 the State ranked second among states in per capita personal income ($29,248).

The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in New Jersey Economic Indicators, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 5.3% in May 1997, which is higher than the national average of 4.8% in May 1997. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.

Debt Service. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1996, there was a total authorized bond indebtedness of approximately $10.31 billion, of which $3.69 billion was issued and outstanding, $4.76 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.86 billion was unissued. The appropriation for the debt service obligation on such outstanding indebtedness was $446.9 million for fiscal year 1997.

New Jersey's Budget and Appropriation System. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of fiscal year 1993, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $937.4 million. At the end of fiscal year 1994, there was a surplus in the general fund of $926.0 million. At the end of fiscal year 1995, there was a surplus in the general fund of $569.2 million. It is estimated that New Jersey closed its fiscal year 1996 with a surplus of $442.0 million and fiscal year 1997 with a surplus of $276.2 million.

In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

The Florio administration had contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion was proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across-the-board 5% reduction in the income tax rates was enacted and effective January 1, 1995 further reductions ranging from 1% up to 10% in income tax rates took effect. Governor Whitman recently signed into law further reductions up to 15% for some taxpayers effective January 1, 1996, completing her campaign promise to reduce income taxes by up to 30% for most taxpayers within three years.

In June 1997, Governor Whitman signed the New Jersey Legislature's $16.8 billion budget for Fiscal Year 1998. The balanced budget, which includes $442 million in surplus, is $800 million more than the 1997 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect the estimated tax revenues.

Litigation. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the funding of teachers' pension funds; the hospital assessment authorized by the Health Care Reform Act of 1992; the State's role in a consent order concerning the construction of a resource facility in Passaic County; the State's actions regarding alleged chromium contamination of State-owned property in Hudson County; the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy; the State's funding formula that attempts to close the spending gap between poor urban school districts and wealthy suburban districts; the use by the State of assessments on certain insurers to retire debt of the Market Transition Fund, the manner in which mental health services are provided to inmates with serious mental disorders who are confined within the facilities of the Department of Corrections; the spousal impoverishment provisions of the Medicare Catastrophic Coverage Act; Medicaid hospital reimbursements since February 1995; and the efforts to revitalize Atlantic City through the design and construction of a highway and tunnel. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

Debt Ratings. For many years, both Moody's Investors Service, Inc. and Standard and Poor's Corporation rated New Jersey general obligation bonds " Aaa" and "AAA" , respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to " AA+." On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the federal government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the budget was required to be closed before the new budget year began on July 1, 1992. Standard and Poor's suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability.

On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard and Poor's Corporation was concerned that the State was entering fiscal 1993 with only a $26 million surplus and remained concerned about whether the State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, Standard and Poor's announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. Standard and Poor's reaffirmed its "
AA+" rating at the same time.

On August 24, 1992, Moody's Investors Service, Inc. downgraded New Jersey general obligation bonds to "Aa1," stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures will persist. On August 5, 1994, Moody's reaffirmed its "Aa1"
 rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and on the negative side, a continued reliance on one-time revenue and a dependence on pension-related savings to achieve budgetary balance.

Tax Status. For a discussion of the Federal tax status of income earned on New Jersey IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Fund for New Jersey tax matters, under existing law:

(1)The New Jersey IM-IT Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey IM-IT Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

(2)With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the New Jersey IM-IT Trust which is allocable to each such Unitholder will be treated as the income of such Unitholder under the New Jersey Gross Income Tax. Interest on the underlying Bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Unitholder will retain its status as tax-exempt interest when received by the New Jersey IM-IT Trust and distributed to such Unitholder. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

(3)A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity), when the Unitholder redeems or sells his Units or upon payment of any proceeds under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

(4)Units of the New Jersey IM-IT Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

(5)If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the New Jersey IM-IT Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the Bonds by the New Jersey IM-IT Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.

Per Unit Information:                                                         Semi-
                                                                 Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     50.99  $    50.99
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.35  $     1.89
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     48.64  $    49.10
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     48.64  $    49.10
 Divided by 12 and 2, respectively............................. $      4.05  $    24.55
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13511  $   .13639
Estimated Current Return Based on Public Offering Price <F2>...        4.86%       4.91%
Estimated Long-Term Return <F2>................................        4.86%       4.90%
Estimated Initial Monthly Distribution (September 1997)........ $      2.83
Estimated Initial Semi-annual Distribution (January 1998)......              $    19.23
Estimated Normal Distribution per Unit <F2>.................... $      4.05  $    24.55

Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                New Jersey IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July

----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,530. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,730.

NEW JERSEY INSURED MUNICIPALS INCOME TRUST SERIES 120
(222ND INSURED MULTI-SERIES)
PORTFOLIO As of August 14, 1997

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               New Jersey
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT Trust
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>  Feature<F3>        <F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     200,000 Board of Education of the Township of Hillsborough in the
              County of Somerset, New Jersey, General Obligation Bonds (New
              Jersey School Bond Reserve Act) FSA Insured  #5.40% Due
              10/1/2021.....................................................            AAA 2006 @ 100         $     200,184
      200,000 New Jersey Educational Facilities Authority, Revenue Bonds,
              University of Medicine and Dentistry of New Jersey Issue,                     2005 @ 101
              Series 1995B (AMBAC Indemnity Insured)  #5.25% Due 12/1/2021..            AAA 2018 @ 100 S.F.          196,156
      500,000 Gloucester County Utilities Authority, New Jersey, Sewer
              Revenue Refunding Bonds, Series 1996 (MBIA Insured)  #5.45%                   2006 @ 101
              Due 1/1/2024..................................................            AAA 2017 @ 100 S.F.          503,190
      100,000 New Jersey Economic Development Authority, Revenue Bonds
              (Saint Barnabas Project) Series 1997A (MBIA Insured)  #0.00%
              Due 7/1/2025..................................................            AAA                           21,837<F6>
      500,000 Delaware River Port Authority, Pennsylvania and New Jersey,                   2006 @ 102
              Revenue Bonds, Series 1995 (FGIC Insured)  #5.50% Due 1/1/2026            AAA 2017 @ 100 S.F.          505,210
      500,000 New Jersey Economic Development Authority, Revenue Bonds,
              Series 1997, Devereux Foundation (MBIA Insured)  #5.45% Due                   2007 @ 101
              5/1/2027......................................................            AAA 2018 @ 100 S.F.          503,310
      500,000 Port Authority of New York and New Jersey, Consolidated
              Revenue Bonds, 109th Series (FSA Insured)  #5.375% Due                        2007 @ 101
              7/15/2027.....................................................            AAA 2023 @ 100 S.F.          498,425
      500,000 Essex County, New Jersey, Essex County Improvement Authority,
              Parking Facility Revenue Bonds, Series 1997B (MBIA Insured)                   2007 @ 101
              5.25% Due 10/1/2027...........................................            AAA 2020 @ 100 S.F.          489,370

$   3,000,000                                                                                                  $   2,917,682
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

TENNESSEE IM-IT TRUST

--------------------------------------------------------------------------
General. The Tennessee IM-IT Trust consists of 8 issues of Securities. Four of the Bonds in the Tennessee IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Tennessee IM-IT Trust) as follows: General Obligation, 4 (56%); Health Care, 1 (13%); Higher Education, 1 (13%); Water and Sewer, 1 (10%) and Retail Electric/Gas/Telephone, 1 (8%). No Bond issue has received a provisional rating.

Risk Factors. The following brief summary regarding the economy of Tennessee is based upon information drawn from publicly available sources and is included for the purpose of providing information about general economic conditions that may or may not affect issuers of the Tennessee obligations. The Sponsor has not independently verified any of the information contained in such publicly available documents.

The State Constitution of Tennessee requires a balanced budget. No legal authority exists for deficit spending for operating purposes beyond the end of a fiscal year. Tennessee law permits tax anticipation borrowing but any amount borrowed must be repaid during the fiscal year for which the borrowing was done. Tennessee has not issued any debt for operating purposes during recent years with the exception of some advances which were made from the Federal Unemployment Trust Fund in 1984. No such advances are now outstanding nor is borrowing of any type for operating purposes contemplated.

The State Constitution of Tennessee forbids the expenditure of the proceeds of any debt obligation for a purpose other than the purpose for which it was authorized by statute. Under State law, the term of bonds authorized and issued cannot exceed the expected life of the projects being financed. Furthermore, the amount of a debt obligation cannot exceed the amount authorized by the General Assembly.

Tennessee has a diverse agricultural sector. Both corn and nursery operations have ranked fourth and fifth (often switching places) in terms of cash receipts for Tennessee farmers since 1990. Other important crops include wheat, floriculture, hay, and vegetables. Moreover, cattle operations generate more income in the aggregate than any other single commodity in Tennessee. In all, production agriculture generates more than $2 billion in annual cash receipts for Tennessee farmers. Farm profit in recent years, however, has fluctuated sharply from a $799 million peak in net cash income for 1992's record production year to $614.7 million in 1995. Net cash income for 1996 was expected to be substantially higher than 1995 due to the second consecutive year of high prices for many crops.

The 1997 year is the first full year under the 1996 farm bill, which radically changed the character of federal income support for agriculture. Overall, Tennessee will benefit from the bill, especially in the next few years when federal payments are substantially higher than what farmers would have received under the old policy regime. Yet, production shifting (i.e., cotton to corn and wheat) is expected to cost the state $29.1 million in total income and output, as well as a loss of an estimated 231 jobs. These changes may result in significant economic impacts for the regions and industries in which they are centralized.

Tennessee has experienced a slowdown in the economy during the last several years. The most prominent is the loss of over 14,000 jobs in the state's nondurable goods manufacturing sector between the third quarter of 1995 and the third quarter of 1996. According to the University of Tennessee's Center for Business and Economic Research, job growth between the third period of 1995 and 1996, at 2.3%, fell a full percentage point below the growth registered in the prior three years. Also, state sales tax collections grew only 5.9% in 1995-96 and are growing at a similar rate in 1997, versus 9.7% in 1994-95. Despite these trouble spots, the state's unemployment rate in 1995 and 1996 was 5.2% and 4.9%, respectively, compared to the national unemployment rates of 5.6% and 5.4%, respectively. Also, there is strong job growth outside of the manufacturing sector and significant population growth of 7.8% between 1990 and 1995 versus 5.6% for the U.S.

Overall, employment growth has slipped by a full percentage point, with few sectors avoiding the slowdown. Only the government and construction sectors show stronger growth than in earlier years. At the end of 1996, non-agricultural employment is expected to grow 2.5% and nominal personal income is expected to have increased 4.6%. Thus, Tennessee will have outperformed the U.S. job growth rate of 2.0%, but trail in personal growth of 5.4%.

The short-term economic outlook calls for stable and moderate economic growth for Tennessee through 1998, similar to projections for the national economy. Nonagricultural employment is expected to grow 2.0% in 1997 and 2.1% in 1998, considerably lower than the 3.4% average gain registered between 1993 and 1996. Job growth is expected to be somewhat slower for the national economy, climbing 1.7% in 1997 and 1.4% in 1998.

Tennessee's construction sector is expected to lead all sectors in job growth, predicted at over 4% in the next two years. The trade sector will grow 3.2% in 1997 and 3.0% in 1998. The services sector, the largest employment sector of the state economy (accounting for one of four nonagricultural jobs in 1996) will expand at a 3.4% pace in 1997 and will grow 3.2% in 1998. Job growth in finance, insurance and real estate will be in the 2.0-2.3% range, while employment in transportation, communication and public utilities will be 1.0% in 1997 and 1998.

The state's manufacturing sector, contributing one out of every five state jobs, will fall 0.1% in 1997 and rebound 0.5% in 1998. Unfortunately, nondurable goods employment is expected to decrease over the next few years, with job losses totaling 3,300 in 1997 and 1,500 in 1998. The textile, apparel and leather sectors have borne most of the recent job losses. The job losses in 1995-96 came as a surprise and further unanticipated losses may arise in the future. The state's durable goods manufacturing sector, however, is forecast to increase 1.0% in 1997 and 1.4% in 1998.

Tennessee's unemployment rate is predicted at 5.1% in both 1997 and 1998. The U.S. unemployment rate is projected to be 5.5% in 1997, rising to 5.8% in 1998.

The state economy has enjoyed strong growth in personal income in the last several years. In particular, total personal income growth and per capita personal income growth between 1993 and 1995 have surpassed growth for the U.S. economy. However, the margin narrowed in 1995 as U.S. economic growth accelerated and Tennessee's strong growth slowed.

Tennessee led all of the southeastern states in per capita personal income growth between 1985 and 1993 and surpassed U.S. growth by a full percentage point. From 1994-95, Tennessee's per capita personal income increased 5.3% to $21,038, which was slightly higher than the southeast's average of $20,970. In 1995-96, Tennessee's per capita personal income increased 3.16% to $21,705. In both 1995 and 1996, Tennessee's per capita personal income was 91% of the national average.

Growth in nominal Tennessee personal income is projected at 5.5% and 5.4% in 1997 and 1998, respectively. This is much slower than the 7% rate in both 1994 and 1995, but an improvement over the 4.5% rate in 1996. Nominal per capita personal income is forecast to be up 4.2% and 4.1% in 1997 and 1998, respectively, comparing well to the 3.5% and 3.8% growth rates projected for the national economy.

Wage and salary income will advance 5.6% in 1997 and 5.3% in 1998. Roughly comparable growth will be recorded by other labor income. Proprietor's income is expected to increase 5.7% and 7.1% in the following two years, while rent, interest and dividend income will grow 5.5% and 4.8% in 1997 and 1998, respectively.

Sales tax revenue grew nearly 14% in 1992-93. This figure sharply declined for fiscal year 1995-96 when the growth rate was only 5.9%. Taxable sales are forecast to increase 4.5% in 1997 and 4.6% in 1998.

The actual state budget for fiscal year 1995-96 was $13.331 billion and the estimated state budget for 1996-97 is $14.529 billion. Actual General Fund revenue for fiscal year 1995-96 was $11,343.9 million. Actual General Fund appropriations were $5,311.5 million. Estimated revenue for the General Fund for fiscal year 1996-97 is $12,061.0 million, an increase of $717.1 million or 6.3%. Estimated appropriations in the General Fund for 1996-97 are $5,735 million, an increase of $423.5 million or 8%.

Total state revenue for fiscal year 1996-97 is estimated at $6,887.5 million, an increase of 4.7% from 1995-96. Of this amount, approximately 91.8% or $6,323.1 million is scheduled to be obtained from taxes, each of which will generate a certain percentage of the total revenues as follows: sales and use (56.2%); franchise and excise (12.7%); gasoline and gasoline inspection (8.8%); gross receipts and privilege (4.2%); motor vehicle (3%); income and inheritance (2.5%); motor fuel (1.9%); tobacco, beer, and alcoholic beverages (1.9%) and all other taxes (.6%). Of the total state revenue, approximately 41.5% or $2,854.7 is estimated from the General Fund.

The recommended state budget for fiscal year 1997-98 is $14.420 billion which is $109.6 million less than 1996-97. Recommended General Fund revenues for fiscal year 1997-98 are $12,329.2 million and appropriations are $5,993.3 million. The revenue increase from the prior fiscal year is $268.2 million or 2.2% and the increase in appropriations is $258.4 million, or 4.5%.

Total state revenue for fiscal year 1997-98 is estimated at $7,156 million. Approximately 92% or $6,588.8 million of this amount is projected to be from taxes. The top three state tax revenue producers are expected to be sales and use tax at 56.7% or $4,057.1 million of total state revenue, franchise and excise tax at 12.8% or $913.2 million, and gasoline/gasoline inspection tax at 8.6% or $615.7 million. Approximately 41.5% or $2,966.4 million of the total state revenue is expected to be in the General Fund.

For Fiscal Year 1997-98, State revenues are scheduled to be allocated in the following percentages: education (45%); health and social services (23.5%); transportation, business and economic development (10.4%); law, safety and correction (9.2%); general governmental (2.6%) and resources and regulation (2.5%).

Tennessee's general obligation bonds are rated Aaa by Moody's, AA+ by Standard & Poor's and AAA by Fitch Investors Service. There can be no assurance that the economic conditions on which these ratings are based will continue or that particular obligations contained in the Portfolio of a Tennessee IM-IT Trust may not be adversely affected by changes in economic or political conditions.

The state sold general obligation bonds in the amount of $113.2 million in fiscal year 1995-96. This issue increased Tennessee's total general obligation bond debt at June 30, 1996 to $767,971,000. Approximately 99.9% of this debt was issued to provide funding for institutional and building construction with the remaining .1% for highways. Total authorized but unissued bonds for fiscal year 1996-97 is $1,413,755,000. The 1997-98 proposed fiscal year budget recommends the authorization of an additional $75 million in highway bonds, and $60.8 million in institutional and building bonds to finance capital projects.

Tennessee is involved in certain legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. The Tennessee Supreme Court affirmed a case in which the lower court found that the Tennessee Department of Revenue improperly defined non-business earnings for tax purposes. Although this case involved only $925,000, its outcome could affect future cases and could have a detrimental impact to Tennessee's revenue base. The Tennessee Supreme Court also reversed a similar case in which the lower court found that the taxpayer's partial sale of business holdings resulted in taxable business income. Although the Tennessee Supreme Court differentiated this case from the previous one, these cases may create future litigation challenging
Tennessee's corporate tax and impacting revenue.

The foregoing information does not purport to be a complete or exhaustive description of all the conditions to which the issuers of Bonds in the Tennessee IM-IT Trust are subject. Many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. Since certain Bonds in the Tennessee IM-IT Trust (other than general obligation bonds issued by the State) are payable from revenue derived from a specific source or authority, the impact of a pronounced decline in the national economy or difficulties in significant industries within the State could result in a decrease in the amount of revenues realized from such source or by such authority and thus adversely affect the ability of the respective issuers of the Bonds in the Tennessee IM-IT Trust to pay the debt service requirements on the Bonds. Similarly, such adverse economic developments could result in a decrease in tax revenues realized by the State and thus could adversely affect the ability of the State to pay the debt service requirements of any Tennessee general obligation bonds in the Tennessee IM-IT Trust. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Tennessee IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Tennessee IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

The assets of the Tennessee IM-IT Trust will consist of bonds issued by the State of Tennessee (the "State" ) or any county or any municipality or political subdivision thereof, including any agency, board, authority or commission, the interest on which is exempt from the Hall Income Tax imposed by the State of Tennessee ("Tennessee Bonds" ) or by the Commonwealth of Puerto Rico (the "Puerto Rico Bonds" ) (collectively, the "
Bonds" ).

Under Tennessee law, a unit investment trust taxable as a grantor trust for federal income tax purposes is entitled to special Tennessee State tax treatment (as more fully described below) with respect to its proportionate share of interest income received or accrued with respect to the Tennessee Bonds. Tennessee law also provides an exemption for distributions made by a unit investment trust or mutual fund that are attributable to "bonds or securities of the United States government or any agency or instrumentality thereof" ("U.S. Government, Agency or Instrumentality Bonds" ). If it were determined that the Trust held assets other than Tennessee Bonds or U.S. Government, Agency or Instrumentality Bonds, a proportionate share of distributions from the Trust would be taxable to Unitholders for Tennessee Income Tax purposes.

Further, this provision appears only to provide an exemption for distributions that relate to interest income, distributions by the Trust that relate to capital gains realized from the sale or redemption of Tennessee Bonds or U.S. Government, Agency or Instrumentality Bonds are likely to be treated as taxable dividends for purposes of the Hall Income Tax. However, capital gains realized directly by a Unitholder when the Unitholder sells or redeems his Unit will not be subject to the Hall Income Tax. The opinion set forth below assumes that the interest on the Tennessee Bonds, if received directly by a Unitholder, would be exempt from the Hall Income Tax under Tennessee State law. This opinion does not address the taxation of persons other than full-time residents of the State of Tennessee.

Because this provision only provides an exemption for distributions attributable to interest on Tennessee Bonds or U.S. Government, Agency or Instrumentality Bonds, it must be determined whether bonds issued by the Government of Puerto Rico qualify as U.S. Government, Agency or Instrumentality Bonds. For Hall Income Tax purposes, there is currently no published administrative interpretation or opinion of the Attorney General of Tennessee dealing with the status of distributions made by unit investment trusts such as the Tennessee Trust that are attributable to interest paid on bonds issued by the Government of Puerto Rico. However, in a letter dated August 14, 1992 (the "Commissioner's Letter" ), the Commissioner of the State of Tennessee Department of Revenue advised that Puerto Rico would be an "instrumentality" of the U.S. Government and treated bonds issued by the Government of Puerto Rico as U.S. Government, Agency or Instrumentality Bonds. Based on this conclusion, the Commissioner advised that distributions from a mutual fund attributable to investments in Puerto Rico Bonds are exempt from the Hall Income Tax. Both the Sponsor and Chapman and Cutler, for purposes of its opinion (as set forth below), have assumed, based on the Commissioner's Letter, that bonds issued by the Government of Puerto Rico are U.S. Government, Agency or Instrumentality Bonds. However, it should be noted that the position of the Commissioner is not binding, and is subject to change, even on a retroactive basis.

The Sponsor cannot predict whether new legislation will be enacted into law affecting the tax status of Tennessee IM-IT Trusts. The occurrence of such an event could cause distributions of interest income from the Trust to be subject to the Hall Income Tax. Investors should consult their own tax advisors in this regard.

In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing Tennessee State law as of the date of this prospectus:

For purposes of the Hall Income Tax, the Tennessee Excise Tax imposed by
Section 67-4-806 (the "State Corporate Income Tax" ), and the Tennessee Franchise Tax imposed by Section 67-4-903, the Tennessee IM-IT Trust will not be subject to such taxes.

For Hall Income Tax purposes, a proportionate share of such distributions from the Tennessee IM-IT Trust to Unitholders, to the extent attributable to interest on the Tennessee Bonds (based on the relative proportion of interest received or accrued attributable to Tennessee Bonds) will be exempt from the Hall Income Tax when distributed to such Unitholders. Based on the Commissioner's Letter, distributions from the Trust to Unitholders, to the extent attributable to interest on the Puerto Rico Bonds (based on the relative proportion of interest received or accrued attributable to the Puerto Rico Bonds) will be exempt from the Hall Income Tax when distributed to such Unitholders. A proportionate share of distributions from the Tennessee IM-IT Trust attributable to assets other than the Bonds would not, under current law, be exempt from the Hall Income Tax when distributed to Unitholders.

For State Corporate Income Tax Purposes, Tennessee law does not provide an exemption for interest on Tennessee Bonds and requires that all interest excludible from Federal gross income must be included in calculating "net earnings" subject to the State Corporate Income Tax. No opinion is expressed regarding whether such tax would be imposed on the earnings or distributions of the Tennessee IM-IT Trust (including interest on the Bonds or gain realized upon the disposition of the Bonds by the Tennessee IM-IT Trust) attributable to Unitholders subject to the State Corporate Income Tax. However, based upon prior written advice from the Tennessee Department of Revenue, earnings and distributions from the Tennessee IM-IT Trust (including interest on the Tennessee Bonds or gain realized upon the disposition of the Tennessee Bonds by the Tennessee IM-IT Trust) attributable to the Unitholders should be exempt from the State Corporate Income Tax. The position of the Tennessee Department of Revenue is not binding, and is subject to change, even on a retroactive basis.

Each Unitholder will realize taxable gain or loss for State Corporate Income Tax purposes when the Unitholder redeems or sells his Units, at a price that differs from original cost as adjusted for accretion or any discount or amortization of any premium and other basis adjustments, including any basis reduction that may be required to reflect a Unitholder's share of interest, if any, accruing on Bonds during the interval between the Unitholder's settlement date and the date such Bonds are delivered to the Tennessee IM-IT Trust, if later. Tax basis reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain when the Units are sold or redeemed for an amount equal to or less than their original cost.

For purposes of the Tennessee Property Tax, the Tennessee IM-IT Trust will be exempt from taxation with respect to the Bonds it holds. As for the taxation of the Units held by the Unitholders, although intangible personal property is not presently subject to Tennessee taxation, no opinion is expressed with regard to potential property taxation of the Unitholders with respect to the Units because the determination of whether property is exempt from such tax is made on a county by county basis.

No opinion is expressed herein regarding whether insurance proceeds paid in lieu of interest on the Bonds held by the Tennessee IM-IT Trust (including the Tennessee Bonds) are exempt from the Hall Income Tax. Distributions of such proceeds to Unitholders may be subject to the Hall Income Tax.

The Bonds and the Units held by the Unitholder will not be subject to Tennessee sales and use taxes.

We have not examined any of the Bonds to be deposited and held in the Tennessee Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Tennessee law. Ownership of the Units may result in collateral Tennessee tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

Per Unit Information:                                                         Semi-
                                                                 Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     49.48  $    49.48
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.40  $     1.93
 Less: Annual Premium on Portfolio Insurance per Unit.......... $       .05  $      .05
 Estimated Net Annual Interest Income per Unit................. $     47.03  $    47.50
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     47.03  $    47.50
 Divided by 12 and 2, respectively............................. $      3.91  $    23.75
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13063  $   .13195
Estimated Current Return Based on Public Offering Price <F2>...        4.70%       4.75%
Estimated Long-Term Return <F2>................................        4.75%       4.79%
Estimated Initial Monthly Distribution (September 1997)........ $      2.74
Estimated Initial Semi-annual Distribution (January 1998)......              $    18.60
Estimated Normal Distribution per Unit <F2>.................... $      3.91  $    23.75

Trustee's Annual Fee <F3>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Tennessee IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                January and July

----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,530. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,730.

TENNESSEE INSURED MUNICIPALS INCOME TRUST SERIES 40
(222ND INSURED MULTI-SERIES)
PORTFOLIO As of August 14, 1997

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Tennessee
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT Trust
              either Bonds Deposited or Bonds Contracted for<F1><F5>            Rating<F2>  Feature<F3>        <F4>
------------- -------------------------------------------------------------- -------------- ------------------ -------------
$     375,000 Health, Educational and Housing Facility Board of the County
              of Shelby, Tennessee, Hospital Revenue Bonds (Methodist
              Health Systems, Inc.) Series 1995 (MBIA Insured)  #5.25% Due                  2005 @ 100
              8/1/2015......................................................            AAA 2013 @ 100 S.F.    $     376,875
      150,000 Shelby County, Tennessee, Capital Appreciation Refunding
              General Obligation Bonds, Series 1996B  #0.00% Due 12/1/2015..            AA+                           58,296<F6>
      300,000 Clarksville, Tennessee, Water, Sewer and Gas Revenue Bonds,
              Series 1997 (MBIA Insured)  #5.25% Due 2/1/2018...............            AAA 2007 @ 102               299,631
      250,000 City of Jackson, Tennessee, Electric System Revenue Refunding
              and Improvement Bonds, Series 1997 (MBIA Insured)  #5.00% Due                 2007 @ 100
              8/1/2018......................................................            AAA 2013 @ 100 S.F.          243,358
      500,000 City of Johnson City, Tennessee, General Obligation Public
              Improvement Refunding Bonds, Series 1997 (FGIC Insured)                       2007 @ 100
              #5.50% Due 5/1/2020...........................................            AAA 2013 @ 100 S.F.          506,425
      500,000 Cleveland, Tennessee, Water and Sewer Revenue and Tax Bonds
              (General Obligation-Revenue Bonds) FGIC Insured  5.35% Due                    2007 @ 100
              9/1/2023......................................................            AAA 2018 @ 100 S.F.          502,500
      400,000 Metropolitan Government of Nashville and Davidson County,
              Tennessee, Health and Educational Facilities Board, Refunding
              and Improvement Revenue Bonds (Meharry Medical College Issue)                 2009 @ 100
              AMBAC Indemnity Insured  #5.00% Due 12/1/2024.................            AAA 2020 @ 100 S.F.          381,992
      525,000 Commonwealth of Puerto Rico, General Obligation Bonds  (MBIA                  2007 @ 100
              Insured)  #5.375% Due 7/1/2025................................            AAA 2022 @ 100 S.F.          521,976

$   3,000,000                                                                                                  $   2,891,053
=============                                                                                                  =============

----------
All of the Bonds in the portfolio are insured by either one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios."

As of the Date of Deposit: August 14, 1997

--------------------------------------------------------------------------
(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from July 24, 1997 to August 12, 1997. These Securities have expected settlement dates ranging from August 14, 1997 to August 15, 1997 (see "Unitholder Explanations--Settlement of Bonds in the Trusts" in Part II of this Prospectus).


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. The ratings represent the latest published ratings by the respective rating agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective rating agency. "Y" indicates that such rating is contingent upon physical receipt by the respective rating agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Description of Ratings" in Part II of this Prospectus.

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. For a general discussion of certain of these events, see "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Federal Tax Status" in Part II of this Prospectus.

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:


                                                          Annual
                    Annual                     Profit     Interest    Bid Side
                    Insurance    Cost to       (Loss) to  Income to   Evaluation
Trust               Cost         Sponsor       Sponsor    Trust       of  Bonds
                    ------------ ------------- ---------- ----------- -------------
Minnesota IM-IT.... $         -- $   2,992,461 $   18,421 $   158,938 $   2,988,007
New Jersey IM-IT... $         -- $   2,900,933 $   16,749 $   156,425 $   2,895,557
Tennessee IM-IT.... $        150 $   2,871,515 $   19,538 $   150,406 $   2,869,115


The Bonds in the Insured Trusts are insured as follows:


                    Bonds insured           Bonds insured
                    under AMBAC             under Financial
Trust               Indemnity               Guaranty                Preinsured    Total
                    portfolio insurance     portfolio insurance     Bonds
                    ----------------------- ----------------------- ------------- --------
Minnesota IM-IT.... --                      --                      100%          100%
New Jersey IM-IT... --                      --                      100%          100%
Tennessee IM-IT.... 5%                      --                      95%           100%

The breakdown of the Preinsured Bond Insurers is as follows: Minnesota IM-IT Trust--AMBAC Indemnity 16%, MBIA 44% and FSA 40%; New Jersey IM-IT Trust--AMBAC Indemnity 7%, Financial Guaranty 17%, MBIA 53% and FSA 23%; Tennessee IM-IT Trust--AMBAC Indemnity 14%, Financial Guaranty 33% and MBIA 48%.

On the date of this Prospectus, the Estimated Current Return on the Securities in the Tennessee IM-IT was 4.70% based on the monthly plan of distribution after payment of the insurance premium or premiums payable by such Trust, while the Estimated Long-Term Return on such Trust was 4.75%. The Estimated Current Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 4.71% based on the monthly plan of distribution on such date, while the Estimated Long-Term Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 4.75%.


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Trusts. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Securities marked by a double pound symbol (##) following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:


                    Percent of
                    Aggregate Principal    Range of Days Subsequent to
Trust               Amount                 First Settlement Date
                    ---------------------- -------------------------------
Minnesota IM-IT....                     --                              --
New Jersey IM-IT...                     --                              --
Tennessee IM-IT....                     --                              --


On the Date of Deposit, the offering side evaluations of the Securities in the Minnesota IM-IT, New Jersey IM-IT and Tennessee IM-IT Trusts were higher than the bid side evaluations of such Securities by 0.74%, 0.74% and 0.73%, respectively, of the aggregate principal amounts of such Securities.

"#" prior to the coupon rate indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Part II of this Prospectus.


(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 3%, 3% and 5% of the aggregate principal amount of the Securities in the Minnesota IM-IT Trust, New Jersey IM-IT Trust and Tennessee IM-IT Trust, respectively, are "zero coupon" bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus for a discussion of zero coupon bonds.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust, 222nd Insured Multi-Series (Minnesota IM-IT, New Jersey IM-IT and Tennessee IM-IT Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust, 222nd Insured Multi-Series (Minnesota IM-IT, New Jersey IM-IT and Tennessee IM-IT Trusts) as of August 14, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust, 222nd Insured Multi-Series (Minnesota IM-IT, New Jersey IM-IT and Tennessee IM-IT Trusts) as of August 14, 1997, in conformity with generally accepted accounting principles.

Chicago, Illinois                          GRANT THORNTON LLP
August 14, 1997

INSURED MUNICIPALS INCOME TRUST,
222nd INSURED MULTI-SERIES
Statements of Condition
As of August 14, 1997

INVESTMENT IN SECURITIES                                    Minnesota     New Jersey    Tennessee
                                                            IM-IT Trust   IM-IT Trust   IM-IT Trust
                                                            ------------- ------------- -------------
Contracts to purchase tax-exempt securities <F1><F2><F3>... $   3,010,882 $   2,917,682 $   2,891,053
Accrued interest to the First Settlement Date <F1><F3>.....        41,252        25,270        26,247
                                                            ------------- ------------- -------------
Total...................................................... $   3,052,134 $   2,942,952 $   2,917,300
                                                            ============= ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F3>............... $      41,252 $      25,270 $      26,247
Interest of Unitholders--
Cost to investors <F4>.....................................     3,166,000     3,068,000     3,040,000
Less: Gross underwriting commission <F4>...................       155,118       150,318       148,947
                                                            ------------- ------------- -------------
Net interest to Unitholders <F1><F3><F4>...................     3,010,882     2,917,682     2,891,053
                                                            ------------- ------------- -------------
Total...................................................... $   3,052,134 $   2,942,952 $   2,917,300
                                                            ============= ============= =============

==========

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                        Principal     Offering      Accrued
                          Amount of     Amount of     Price of      Interest to
                          Letter of     Bonds Under   Bonds Under   Expected
                          Credit        Contracts     Contracts     Delivery  Dates
                          ------------- ------------- ------------- ----------------
Minnesota IM-IT Trust.... $   3,050,113 $   3,100,000 $   3,010,882 $         39,231
New Jersey IM-IT Trust... $   2,940,990 $   3,000,000 $   2,917,682 $         23,308
Tennessee IM-IT Trust.... $   2,915,379 $   3,000,000 $   2,891,053 $         24,326

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained by such Trusts, by a prior owner of such Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying
Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The Trustee will advance to the Trust the amount of net interest accrued to
August 19, 1997, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.


<F4>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus and assume all single transactions involve less than 100
Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" in
Part II of this Prospectus) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

--------------------------------------------------------------------------
As of the date of this Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1997. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $121,200. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See " Federal Tax Status" in Part II of this Prospectus for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.


MINNESOTA

Taxable Income ($1,000's)                                              Tax-Exempt Estimated Current Return
---------------------------------------            ------------------------------------------------------------------------------
             Single               Joint      Tax   4 1/2%      5%          5 1/2%      6%          6 1/2%      7%          7 1/2%
             Return              Return  Bracket                    Equivalent Taxable Estimated Current Return
---------------------------------------  -------   ------------------------------------------------------------------------------
$         0 - 24.65  $        0 - 41.20     21.8%      5.75%       6.39%       7.03%       7.67%       8.31%       8.95%       9.59%
      24.65 - 59.75       41.20 - 99.60     34.1       6.83        7.59        8.35        9.10        9.86       10.62       11.38
     59.75 - 124.65      99.60 - 151.75     36.9       7.13        7.92        8.72        9.51       10.30       11.09       11.89
    124.65 - 271.05     151.75 - 271.05     41.4       7.68        8.53        9.39       10.24       11.09       11.95       12.80
        Over 271.05         Over 271.05     44.7       8.14        9.04        9.95       10.85       11.75       12.66       13.56

NEW JERSEY

Taxable Income ($1,000's)                                              Tax-Exempt Estimated Current Return
---------------------------------------            ------------------------------------------------------------------------------
             Single               Joint      Tax   4 1/2%      5%          5 1/2%      6%          6 1/2%      7%          7 1/2%
             Return              Return  Bracket                    Equivalent Taxable Estimated Current Return
---------------------------------------  -------   ------------------------------------------------------------------------------
$0 - 24.65          $         0 - 41.20    16.5%        5.39%      5.99%       6.59%       7.19%       7.78%       8.38%       8.98%
 24.65 - 59.75            41.20 - 99.60      32         6.62       7.35        8.09        8.82        9.56       10.29       11.03
 59.75 - 124.65          99.60 - 151.75    35.4         6.97       7.74        8.51        9.29       10.06       10.84       11.61
 124.65 - 271.05        151.75 - 271.05    40.1         7.51       8.35        9.18       10.02       10.85       11.69       12.52
 Over 271.05                Over 271.05    43.4         7.95       8.83        9.72       10.60      11.48       12.37        13.25

TENNESSEE

Taxable Income ($1,000's)                                              Tax-Exempt Estimated Current Return
---------------------------------------            ------------------------------------------------------------------------------
             Single               Joint      Tax   4 1/2%      5%          5 1/2%      6%          6 1/2%      7%          7 1/2%
             Return              Return  Bracket                    Equivalent Taxable Estimated Current Return
---------------------------------------  -------   ------------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     20.1%       5.63%       6.26%       6.88%       7.51%       8.14%       8.76%       9.39%
      24.65 - 59.75       41.20 - 99.60    32.3        6.65        7.39        8.12        8.86        9.60       10.34       11.08
     59.75 - 124.65      99.60 - 151.75    35.1        6.93        7.70        8.47        9.24       10.02       10.79       11.56
    124.65 - 271.05     151.75 - 271.05    39.8        7.48        8.31        9.14        9.97       10.80       11.63       12.46
        Over 271.05         Over 271.05    43.2        7.92        8.80        9.68       10.56       11.44       12.32       13.20

----------
*The Tennessee state tax rate is the rate at which dividends and interest are taxed.


A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government, and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.


FEDERAL TAX STATUS

--------------------------------------------------------------------------
On August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act" ). Under the Act, for taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in a Unit. For a discussion of the Federal tax status of income earned on Trust Units, see "Federal Tax Status" in Part II of this
Prospectus.


ESTIMATED CASH FLOWS TO UNITHOLDERS

--------------------------------------------------------------------------
The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.


Minnesota IM-IT Trust

Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
September      1997                            $    2.78                       $    2.78
October        1997 - January       2006            3.97                            3.97
February       2006                                 3.77     $    157.92          161.69
March          2006 - January       2007            3.29                            3.29
February       2007                                 3.19           78.97           82.16
March          2007 - November      2009            2.95                            2.95
December       2009                                 2.37          157.92          160.29
January        2010 - March         2018            2.25                            2.25
April          2018                                 2.15           78.97           81.12
May            2018 - December      2019            1.92                            1.92
January        2020                                 1.92           31.58           33.50
February       2020 - June          2020            1.92                            1.92
July           2020                                 1.73          157.93          159.66
August         2020 - January       2022            1.29                            1.29
February       2022                                 1.09          157.93          159.02
March          2022 - June          2027             .62                             .62
July           2027                                  .41          157.93          158.34

Minnesota IM-IT Trust (continued)

Semi-annual

Distribution Dates                     Estimated       Estimated       Estimated
(Each January and July                 Interest        Principal       Total
Unless Otherwise Indicated)            Distribution    Distribution    Distribution
-------------------------------------- --------------- --------------- ---------------
January       1998                          $    18.83                      $    18.83
July          1998 - January      2006           24.05                           24.05
February      2006                                         $    157.92          157.92
July          2006                               20.42                           20.42
January       2007                               19.94                           19.94
February      2007                                               78.97           78.97
July          2007                               18.11                           18.11
January       2008 - July         2009           17.87                           17.87
December      2009                                              157.92          157.92
January       2010                               16.58                           16.58
July          2010 - January      2018           13.64                           13.64
April         2018                                               78.97           78.97
July          2018                               12.54                           12.54
January       2019 - July         2019           11.63                           11.63
January       2020                               11.63           31.58           43.21
July          2020                               11.45          157.93          169.38
January       2021 - January      2022            7.80                            7.80
February      2022                                              157.93          157.93
July          2022                                4.24                            4.24
January       2023 - January      2027            3.77                            3.77
July          2027                                3.56          157.93          161.49

New Jersey IM-IT Trust

Monthly

                                          Estimated       Estimated       Estimated
Distribution Dates                        Interest        Principal       Total
(Each Month)                              Distribution    Distribution    Distribution
----------------------------------------- --------------- --------------- ---------------
September      1997                             $    2.83                       $    2.83
October        1997 - September      2006            4.05                            4.05
October        2006                                  3.96      $    65.18           69.14
November       2006 - December       2006            3.76                            3.76
January        2007                                  3.55          162.98          166.53
February       2007 - December       2007            3.05                            3.05
January        2008                                  2.83          162.97          165.80
February       2008 - April          2009            2.32                            2.32
May            2009                                  2.11          162.97          165.08
June           2009 - November       2021            1.60                            1.60
December       2021                                  1.52           65.19           66.71
January        2022 - June           2025            1.33                            1.33
July           2025                                  1.33           32.60           33.93
August         2025 - July           2027            1.33                            1.33
August         2027                                   .74          162.97          163.71
September      2027                                   .62                             .62
October        2027                                   .41          162.97          163.38

Semi-annual

Distribution Dates                     Estimated       Estimated       Estimated
(Each January and July                 Interest        Principal       Total
Unless Otherwise Indicated)            Distribution    Distribution    Distribution
-------------------------------------- --------------- --------------- ---------------
January       1998                          $    19.23                      $    19.23
July          1998 - July         2006           24.55                           24.55
October       2006                                          $    65.18           65.18
January       2007                               23.38          162.98          186.36
July          2007                               18.48                           18.48
January       2008                               18.26          162.97          181.23
July          2008 - January      2009           14.10                           14.10
May           2009                                              162.97          162.97
July          2009                               12.44                           12.44
January       2010 - July         2021            9.76                            9.76
December      2021                                               65.19           65.19
January       2022                                9.40                            9.40
July          2022 - January      2025            8.09                            8.09
July          2025                                8.09           32.60           40.69
January       2026 - July         2027            8.09                            8.09
August        2027                                              162.97          162.97
October       2027                                1.82          162.97          164.79

Tennessee IM-IT Trust

Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
September      1997                            $    2.74                       $    2.74
October        1997 - July          2005            3.91                            3.91
August         2005                                 3.76     $    123.35          127.11
September      2005 - April         2007            3.39                            3.39
May            2007                                 3.17          164.47          167.64
June           2007 - August        2007            2.66                            2.66
September      2007                                 2.45          164.48          166.93
October        2007 - November      2015            1.95                            1.95
December       2015                                 1.95           49.34           51.29
January        2016 - January       2018            1.95                            1.95
February       2018                                 1.83           98.68          100.51
March          2018 - July          2018            1.54                            1.54
August         2018                                 1.44           82.24           83.68
September      2018 - November      2024            1.21                            1.21
December       2024                                 1.05          131.58          132.63
January        2025 - June          2025             .68                             .68
July           2025                                  .45          172.70          173.15

Semi-annual

Distribution Dates                      Estimated       Estimated       Estimated
(Each January and July                  Interest        Principal       Total
Unless Otherwise Indicated)             Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
January        1998                          $    18.60                      $    18.60
July           1998 - July         2005           23.75                           23.75
August         2005                                         $    123.35          123.35
January        2006                               20.95                           20.95
July           2006 - January      2007           20.59                           20.59
May            2007                                              164.47          164.47
July           2007                               18.89                           18.89
September      2007                                              164.48          164.48
January        2008                               13.09                           13.09
July           2008 - July         2015           11.87                           11.87
December       2015                                               49.34           49.34
January        2016 - January      2018           11.87                           11.87
February       2018                                               98.68           98.68
July           2018                                9.68                            9.68
August         2018                                               82.24           82.24
January        2019                                7.62                            7.62
July           2019 - July         2024            7.39                            7.39
December       2024                                              131.58          131.58
January        2025                                6.69                            6.69
July           2025                                3.95          172.70          176.65

UNDERWRITING

--------------------------------------------------------------------------
The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Unitholder
Explanations--Underwriting" in Part II of this Prospectus.

Name                                                                                                        Minnesota IM-IT
                                           Address                                                              Trust Units
                                                                                                         ------------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,866
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
                                                                                                                     3,166
                                                                                                         ==================

Name                                                                                                            New Jersey
                                           Address                                                        IM-IT Trust Units
                                                                                                          -----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,568
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Oppenheimer & Co., Inc.                    World Financial Center, 8th Floor, New York, New York 10281                 100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Ryan, Beck & Co.                           80 Main Street, West Orange, New Jersey 07052                               100
                                                                                                                     3,068
                                                                                                          =================

Name                                                                                                        Tennessee IM-IT
                                           Address                                                              Trust Units
                                                                                                          -----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,640
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,040
                                                                                                          =================


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                                Page
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                 2

MINNESOTA IM-IT TRUST                                      3
NEW JERSEY IM-IT TRUST                                     9
TENNESSEE IM-IT TRUST                                     15

NOTES TO PORTFOLIOS                                       22
OTHER MATTERS                                             24
Report of Independent Certified Public Accountants        24
Statements of Condition                                   25
Equivalent Taxable Estimated Current Return Tables        26
Federal Tax Status                                        27
Estimated Cash Flows to Unitholders                       28
Underwriting                                              32

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

PART I


August 14, 1997

Insured Municipals Income Trust, 222nd Insured Multi-Series

Minnesota IM-IT 61
New Jersey IM-IT 120
Tennessee IM-IT 40


A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both Parts of this Prospectus should be retained for future reference.





July 1997

                     Van Kampen American Capital

                         Prospectus Part II



Insured Municipals Income Trust, Insured Multi-Series and
Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series

This Part II of the Prospectus may not be distributed unless accompanied by
Part I. Both Parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in the U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of the underlying separate unit investment trusts set forth in Part I of this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities").
Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in the U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. The Bonds in an IM-IT Discount Trust were acquired at prices which result in an IM-IT Discount Trust portfolio, as a whole, being purchased at a deep discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of the Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) will constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units. Except in specific instances as noted in
Part I of this Prospectus, the information contained in this Part II shall apply to each Trust in its entirety.

"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's"). Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period includes the aggregate offering price of the Securities in such Trust's portfolio, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will include the aggregate bid price of the Securities in such Trust, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth under "Unitholder Explanations--Public Offering--General." For sales charges in the secondary market, see "Unitholder Explanations--Public Offering--General". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" in Part I of this Prospectus for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--General--Unit Distribution".

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust in Part I of this Prospectus. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth under "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns."

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option". The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per
Unit Information" for the applicable Trust in Part I of this Prospectus. Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units").

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See " Unitholder Explanations--Public Offering--Reinvestment Option".

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors".

SETTLEMENT OF BONDS IN THE TRUSTS

--------------------------------------------------------------------------
The Fund. This series of the Insured Municipals Income Trust or the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust (the "
Fund"), consists of the underlying separate unit investment trusts described in Part I of this Prospectus. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement"), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund initially consists of separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the state for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in the U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the states of Illinois, Indiana, Virginia and Washington may only purchase Units of a Trust named for their respective state of residence or an IM-IT, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, IM-IT Discount Series or a National Quality Trust. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General
Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information" in Part I of this
Prospectus. Such Securities initially consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial
Information" in Part I of this Prospectus. Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT, IM-IT Discount, U.S. Territorial IM-IT, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT, IM-IT Discount, U.S. Territorial IM-IT, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

Substantially all of the Bonds in an IM-IT Discount Trust are obligations which were originally issued at a discount, including "zero coupon" bonds. See "Federal Tax Status" for a discussion of the tax consequences of original issue discount.

The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from certain of the " Preinsured Bond Insurers" described herein. Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. For information relating to insurance on the bonds, see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts."

In selecting Securities for the Trusts, the following factors, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. ("Moody's") rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Description of Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

Risk Factors. The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. See
"General" for each Trust in Part I of this Prospectus. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.

Certain of the Bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates.

Certain of the Bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

Certain of the Bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds.

Certain of the Bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

Certain of the Bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain of the Bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain of the Bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of " college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds.

Certain of the Bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See " Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Certain of the Bonds may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" in Part I of this Prospectus. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "
Notes to Portfolios" in Part I of this Prospectus. The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust in Part I of this Prospectus. Unitholders will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" in Part I of this Prospectus. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds") to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT, IM-IT Discount, U.S. Territorial IM-IT, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" , (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be " when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality
Trusts by Moody's and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus and will be made on the twenty-fifth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the tenth day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced as a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, or such certificate transfer instrument exactly as his name appears on the records of the Trustee, and on the face of any certificate representing Units to be transferred, with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

--------------------------------------------------------------------------
As of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust in Part I of this Prospectus. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee (and to the extent necessary pay Trust expenses) in order to maintain (or in some cases approach) the same estimated net annual interest incomes during the first year of the Trusts' operations as described under "Per Unit Information" for the applicable Trust in Part I of this Prospectus.

ACCRUED INTEREST

--------------------------------------------------------------------------
Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Unitholder Explanations--Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Securities in such Trust's portfolio, a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT, a U.S. Territorial IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 4.0% of the Public Offering Price (4.167% of the aggregate offering price of the Securities) for an IM-IT Discount Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust, 3.0% of the Public Offering Price (3.093% of the aggregate offering price of the Securities) for a State Intermediate Laddered Maturity Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Securities in each Trust, an applicable sales charge as determined in accordance with the table set forth below, which is based upon the estimated long-term return life of each Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or are subject to redemption at an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the estimated long-term return life of such Trust's Portfolio, in accordance with the following schedule:




Years To Maturity    Sales Charge               Years To Maturity    Sales Charge
1                    1.010%                     12                   4.712%
2                    1.523                      13                   4.822
3                    2.041                      14                   4.932
4                    2.302                      15                   5.042
5                    2.564                      16                   5.152
6                    2.828                      17                   5.263
7                    3.093                      18                   5.374
8                    3.627                      19                   5.485
9                    4.167                      20                   5.597
10                   4.384                      21 to 30             5.708
11                   4.603




The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in Part I of any Prospectus by which such Trust is offered. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:



                                              Dollar Amount of Sales
                                            Charge Reduction Per Unit
                        -------------------------------------------------------------------
                        IM-IT, U.S.
                        Territorial
                        IM-IT, State
                        (other than a
                        State
                        Intermediate
                        Laddered
                        Maturity Trust)  IM-IT Short
Aggregate Number of     and National     Intermediate    IM-IT Discount
Units Purchased*        Quality Trusts   Trust           Trust            Other Trusts
                        ---------------- --------------- --------------- ------------------
100-249 Units.......... $ 4.00           $2.00           $         2.00  $ 4.00
250-499 Units.......... $ 6.00           $3.00           $         4.00  $ 6.00
500-999 Units.......... $14.00           $4.00           $         6.00  $ 9.00
1,000 or more Units.... $19.00           $6.00           $         8.00  $11.00
____________________
* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.




Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Trust Administration--General--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen American Capital Distributors,
Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission and employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases described in the table above, provided that at the time of the initial purchase of units of such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the table above.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in
Part I of this Prospectus in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust after 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of the Evaluation Time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption and it shall determine the aggregate value of any Trust as of the Evaluation Time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated in "Notes to Portfolios" in Part I of this Prospectus.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc., may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash by notifying the Trustee in writing at any time prior to five days before the next distribution date. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Unitholders of New York Trusts, other than residents of Massachusetts, may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender, the Unitholder will receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" in Part I of this Prospectus. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price" above. In determining the Redemption
Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Sponsor or Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator. Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

--------------------------------------------------------------------------
Insurance has been obtained by each Insured Trust, by the issuer of Bonds in an Insured Trust, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". The "Portfolio Insurers" and the
"Preinsured Bond Insurers" are described under "Notes to Portfolios" in Part I of this Prospectus. The Portfolio Insurers are either AMBAC Indemnity Corporation or Financial Guaranty Insurance Company. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective
Insured Trust in Part I of this Prospectus). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Unitholder Explanations--Public Offering--Offering
Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Unitholder
Explanations--Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--General--Amendment or Termination").

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Unitholder Explanations--Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "
Unitholder Explanations--Public Offering--Offering Price" for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

The following summary information relating to the listed insurance companies has been obtained from publicly available information:



                                                                Financial Information (in
                                                                   millions of dollars)
                                                       -----------------------------------------
                                                       Date           Admitted   Policyholders'
Name                                                   Established    Assets     Surplus
------------------------------------------------------ -------------- ---------- ---------------
AMBAC Indemnity Corporation (at 12/31/96).............          1970  $2,585     $          899
Capital Markets Assurance Corporation (at 12/31/96)...          1987     321                194
Financial Guaranty Insurance Company (at 3/31/97).....          1984   2,447              1,124
Financial Security Assurance, Inc. (at 12/31/96)......          1984   1,155                449
MBIA Insurance Corporation (at 3/31/97 unaudited).....          1986   4,500              1,500




In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status".

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

For information relating to the insurance on the Bonds in the Insured Trusts and the breakdown of the insurers of Preinsured Bonds, see footnote (5) in "Notes to Portfolios" in Part I of this Prospectus.

UNDERWRITING

--------------------------------------------------------------------------
For a breakdown of the Underwriters who have severally purchased Units of each Trust from the Sponsor, see "Other Matters--Underwriting" in Part I of this Prospectus.

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among certain Underwriters (those who underwrite at least 250 Units) 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See
"Trust Administration--General--Sponsor and Underwriter Compensation" herein and "Portfolio" for the applicable Trust in Part I of this Prospectus.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

--------------------------------------------------------------------------
Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

MSDWD is a global financial services firm with a market capitalization of more than $21 billion, which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of March 31, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $58.45 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $47 billion of assets, consisting of $29.23 billion for 59 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $13.4 billion for 37 closed-end funds and $4.97 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential
Financial Information" in Part I of this Prospectus for providing portfolio supervisory services for the Fund. Such fee may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 of the Fund and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" in Part I of this Prospectus for regularly evaluating each Trust's portfolio. Such fees are based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer
Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit, the Trustee's estimated annual fees for ordinary recurring services would initially amount to that amount set forth under "Per Unit Information" for the applicable Trust in Part I of the Prospectus. The Trustee's fees are payable monthly on or before the twenty-fifth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see
"Unitholder Explanations--Public Offering--Reports Provided" and
"Trustee" above.

Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering--Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts--Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" in Part I of this Prospectus, so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

--------------------------------------------------------------------------
Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an IM-IT Discount, a U.S. Territorial IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Unitholder Explanations--Underwriting") at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price plus interest accrued to the date of settlement.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period for any single transaction as described in the following table, provided that the Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others).



                                  IM-IT, U.S.
                                  Territorial
                                  IM-IT,
                                  State
                                  (other than
                                  a State
                                  Intermediate                                        State
                                  Laddered                                 IM-IT      Intermediate
                      IM-IT       Maturity                   IM-IT         Limited    Laddered
                      Discount    Trust) and   IM-IT Short   Intermediate  Maturity   Maturity
                      Trust       National     Intermediate  Trust         Trust      Trust
1 - 99 Units...........$   18.00  $     30.00  $     10.00   $      25.00  $   27.00  $      20.00
100 - 249 Units........$   19.00  $     32.00  $     11.00   $      28.00  $   30.00  $      21.00
250 - 499 Units........$   20.00  $     34.00  $     11.00   $      27.00  $   30.00  $      21.00
500 - 999 Units........$   20.00  $     35.00  $     12.00   $      30.00  $   32.00  $      23.00
1,000 - 1,499 Units....$   20.00  $     34.00  $     12.00   $      29.00  $   29.00  $      22.00
1,500 or more Units....$   20.00  $     34.00  $     12.00   $      29.00  $   29.00  $      22.00




The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". In addition to the concessions and agency commissions described herein, volume concessions or agency commissions of an additional $5.00 per Unit of an IM-IT, a U.S. Territorial IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust and $2.00 per Unit of all other Trusts will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. Such additional concessions will be allowed at the time of purchase, provided, however, the additional concession applicable to initial purchases totaling less than 250 Units will be paid retroactively at the end of the initial offering period. The breakpoint concessions or agency commissions described herein are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering--General". The minimum purchase in the primary and secondary market will be one Unit. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Unitholder Explanations--Underwriting."

      Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General".

The Sponsor will receive from the Underwriters the excess of such gross sales commission over the amounts set forth in the following tables, as of the Date of Deposit.



                                  IM-IT, U.S.
                                  Territorial
                                  IM-IT,
                                  State
                                  (other than
                                  a State
                                  Intermediate                                        State
                                  Laddered                                 IM-IT      Intermediate
                      IM-IT       Maturity                   IM-IT         Limited    Laddered
                      Discount    Trust) and   IM-IT Short   Intermediate  Maturity   Maturity
                      Trust       National     Intermediate  Trust         Trust      Trust
1 - 99 Units...........$   20.00  $     35.00  $     12.00   $      27.00  $   29.00  $      22.00
100 - 249 Units........$   21.00  $     37.00  $     13.00   $      30.00  $   32.00  $      23.00
250 - 499 Units........$   22.00  $     39.00  $     13.50   $      29.50  $   32.00  $      23.00
500 - 999 Units........$   22.00  $     40.00  $     14.00   $      32.50  $   34.50  $      25.00
1,000 - 1,499 Units....$   22.00  $     39.00  $     14.00   $      31.00  $   31.00  $      24.00
1,500 or more Units....$   22.00  $     39.00  $     14.00   $      31.00  $   31.00  $      24.00




A. G. Edwards & Sons, Inc. which acts as a Managing Underwriter of Units of the various series of the IM-IT or National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT or National Quality Trust it underwrites. In addition, the Sponsor will receive from the Managing Underwriters of any National Quality, (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest") and Gruntal & Co., Inc. ("
Gruntal") whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons") have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. See "Unitholder Explanations--Public
Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. The breakpoints listed herein will also be applied on a dollar basis (in addition to the Unit basis described herein) utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.

In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Unitholder Explanations--Underwriting" herein and "Portfolio" for the applicable Trust and "Notes to Portfolios" in Part I of this Prospectus. The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the Securities in the Trusts were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in a Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Special counsel to the Fund for certain state tax matters are named under "Tax Status" for each Trust appearing in Part I of this Prospectus. Morris
N. Simkin, Esq. has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion in Part I of this Prospectus.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

--------------------------------------------------------------------------
At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located from state income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor nor Chapman and Cutler have made any review of the Trust proceedings relating to the issuance of the Bonds or of the basis of such opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includible in gross income for Federal income tax purposes and may be includible in gross income for state tax purposes. Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded for Federal income tax purposes.

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law as of the date of this Part II of the Prospectus:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes, when received by a Trust and when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by a Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisors with regard to any such constructive sale rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Bonds. Unitholders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its
"adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced which would extend the Superfund Tax. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to all corporations. Investors with questions regarding these issues should consult their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year. For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. Except as otherwise noted in Part One for certain Trusts, the Trusts do not include any such private activity bonds issued on or after that date.

Section 86 of the Code provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust in Part I of this Prospectus. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

DESCRIPTION OF RATINGS

--------------------------------------------------------------------------
Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

*As published by the rating companies.




No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.





Title                                                       Page
INTRODUCTION                                                2
UNITHOLDER EXPLANATIONS                                     3
Settlement of Bonds in the Trusts                           3
The Fund                                                    3
Objectives and Securities Selection                         4
Risk Factors                                                4
Replacement Bonds                                           8
Distributions                                               9
Change of Distribution Option                               9
Certificates                                                10
Estimated Current Returns and Estimated Long-Term Returns   10
Accrued Interest                                            11
Public Offering                                             11
General                                                     11
Offering Price                                              13
Market for Units                                            15
Distributions of Interest and Principal                     15
Reinvestment Option                                         16
Redemption of Units                                         16
Reports Provided                                            17
Insurance on the Bonds in the Insured Trusts                18
Underwriting                                                21
TRUST ADMINISTRATION                                        22
Fund Administration and Expenses                            22
Sponsor                                                     22
Compensation of Sponsor and Evaluator                       23
Trustee                                                     23
Trustee's Fee                                               24
Portfolio Administration                                    24
Sponsor Purchases of Units                                  25
Insurance Premiums                                          25
Miscellaneous Expenses                                      25
General                                                     25
Amendment or Termination                                    25
Limitation on Liabilities                                   26
Unit Distribution                                           27
Sponsor and Underwriter Compensation                        28
Legal Opinions                                              29
Independent Certified Public Accountants                    29
FEDERAL TAX STATUS                                          30
DESCRIPTION OF RATINGS                                      34




This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS
PART II

July 1997

Insured Municipals
Income Trust,
Insured Multi-Series

and

Insured Municipals
Income
Trust and
Investors'
Quality Tax-Exempt Trust,
Multi-Series




A Wealth of Knowledge A Knowledge of Wealth(sm)

VAN KAMPEN AMERICAN CAPITAL


One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056



This Part II of the Prospectus may not be distributed unless accompanied by Part I. Both Parts of this Prospectus should be retained for future reference.




                   Contents of Registration Statement

      This Amendment of Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference sheet
      The Prospectus
      The signatures
      The consents of independent public accountants, ratings services and legal counsel

The following exhibits:

1.1   Copy of Trust Agreement.

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policies issued by AMBAC Indemnity Corporation and/or Financial Guaranty Insurance Company for any Trust.

1.5   Copy of Agreement Among Underwriters.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal, Minnesota and Tennessee income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

3.4 Opinion and consent of counsel as to income tax status to New Jersey residents of Units of the New Jersey IM-IT Trust.

4.1   Consent of Interactive Data Corp.

4.2   Consent of Standard & Poor's.

4.3   Consent of Grant Thornton LLP.

EX-27 Financial Data Schedules



                               Signatures

     The Registrant, Insured Municipals Income Trust, 222nd Insured Multi-Series hereby identifies Insured Municipals Income Trust, 77th Insured Multi-Series and Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 for purposes of the representations
required  by  Rule  487  and  represents the  following:   (1)  that  the
portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 222nd Insured Multi-Series has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 14th day of August, 1997.

                                    Insured Municipals Income Trust
                                       222nd Insured Multi-Series

                                    By Van Kampen American Capital
                                       Distributors, Inc.

                                    By Gina M. Costello
                                       Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 14, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

 Signature                 Title

Don G. Powell        Chairman and Chief Executive  )
                       Officer                     )

William R. Molinari  President and Chief           )
                       Operating Officer

Ronald A. Nyberg     Executive Vice President and  )
                       General Counsel

William R. Rybak     Executive Vice President and  )
                       Chief Financial Officer     )


Gina M. Costello
                                                   (Attorney-in-fact*)

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.